Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

February 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Blaise Rhodes

Adam Phippen

Nicholas Lamparski

Mara Ransom

Re:	Long Mall Internet Technology Co. Ltd.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 11, 2021

File No. 333-250105

Ladies and Gentlemen,

Long Mall Internet Technology Company Limited (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No.2 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated January 29, 2021 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 2 to Registration Statement on Form S-1 filed January 11, 2021

Risk Factors, page 5

1.	Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China. Please ensure you acknowledge Article 177 of PRC Securities Law effective March 2020, possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within China.

Response to Comment 1:

The requested risk factor has been added at page 11 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 16

2.	Your disclosure here states that you acquired your WeChat mini program from a third party. Please revise your disclosure to clarify how you obtained rights to use the WeChat mini program (e.g., pursuant to a license agreement) and please tell us what consideration you have given to filing any agreement or understanding in respect of the same as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

Response to Comment 2:

As requested, we revised the disclosure regarding how we obtained rights to use the WeChat mini program at page 16 of the prospectus, and the relevant agreement is attached to the registration statement as Exhibit No.10.3.

Results of Operations

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019, page 17

3.	You disclose here that your revenue in your most recent quarter was primarily attributable to sales on the WeChat mini program and Shunyi Street store sales. Please revise your discussion of your results of operations for this period to disclose what portion of your revenues were derived from the WeChat mini program and Shunyi Street store sales, respectively.

Response to Comment 3:

As requested, we revised the disclosure at page 17 of the prospectus to disclose the revenues were derived from the WeChat mini program and Shunyi Street store sales.

Business of the Company, page 21

4.	Your disclosures on page 2 of your prospectus summary section, page 21 of your business of the company section, and page 16 of your plan of operations section suggest that your subsidiary has been developing your online-to-offline platform since 2017. However, your disclosure in your plan of operations section on page 16 and results of operations discussion on page 17 also provide that all of your online sales to date have been made through your WeChat mini program, which you describe as “an online E-store platform” that you acquired from a third party. Thus, it does not appear that your online- to-offline platform is currently operational. In addition, we note several references throughout your prospectus that suggest you are developing or have developed a “mobile application.” Please revise your disclosure to clarify the operational status of your “mobile application” and online-to-offline platform, and clarify whether your “mobile application,” online-to-offline platform, and WeChat mini program are the same platform. If they are not the same platform, clarify the relationship between your “mobile application,” online-to-offline platform and WeChat mini program, and revise the disclosures throughout your prospectus to disclose the precise status of your business with respect to the development of your “mobile application” and online-to-offline platform.

Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

Response to Comment 4:

The disclosure referenced in your comment was intended to indicate that our subsidiary has been involved in developing an online-to-offline sales business since 2017, which included securing sources for our products and seeking an appropriate online platform. The Company has only one online platform, which is the WeChat mini program that we have licensed. We have clarified this matter at page 1, 2, 6, 7, 8, 16, 18, 21, F-7, F-20 of the prospectus.

5.	As a related matter, please revise your disclosure to clarify whether all online sales of your products will be made through your WeChat mini program or whether customers may purchase your products by other online means. Please also clarify in your disclosure whether your customers must have a WeChat account to utilize your WeChat mini program, online-to-offline platform, and/or “mobile application.” If sales can only be made through your WeChat mini program, please also revise your disclosure to discuss your reliance on WeChat’s operating system.

Response to Comment 5:

As requested, we revised the disclosure at page 21 of the prospectus to indicate that all online sales of our products will be made through our WeChat mini program, that our online customers must have a WeChat account to utilize our WeChat mini program, and that we rely on WeChat’s operating system to run our WeChat mini program.

6.	Please revise to disclose how online payments from sales on your WeChat mini program are made and processed. To the extent you use any third-party online payment service providers, revise this section to disclose your use of such service providers. Also, please revise to disclose any material terms of any agreements you have with such providers and whether you are dependant on any such providers.

Response to Comment 6:

As requested, we revised the disclosure at page 21 of the prospectus to indicate that we use a third-party online payment service provided by WeChat Pay to process payments on our WeChat mini program. We further disclosed the material terms of the relationship, specifically that WeChat Pay will remit to us within 24 hours of sale, and will deduct a 0.6% service fee.

7.	We note your discussion of your relationship with vendors in Note 6 to your unaudited financial statements for the three months ended September 30, 2020. Please revise to identify them. If they are your principal suppliers, please also disclose the role they play in your sale of fast-moving consumer goods and fresh produce provided to your customers and what you are purchasing from these vendors. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response to Comment 7:

Note 6 to the unaudited financial statements for the three months ended September 30, 2020 contains disclosure regarding the Company’s relationships with Wang Xioahui, its Chairman, and Zhao Wenjing, its CEO. Neither of these persons has a vendor relationship with the Company. We revised certain language at page F-13 and F-27 of the prospectus that may have caused the confusion.

Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

Regulation, page 24

8.	We note your response to comment 4, and your amended disclosures on page 24. We have the following comments based on your amended disclosures:

●	Please revise to discuss the effects of the various regulations that you describe here on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business. By way of example only, we note that your disclosure indicates that the Administrative Measures for Food Operation Licensing requires that, “Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities.” Yet you do not disclose whether any of your corporate entities currently hold any Food Business Licenses, whether you have applied for such license, or whether you intend to apply for such license. In this regard, please revise your disclosure to clarify as much. Please also make conforming changes to similar disclosures throughout your filing.

●	Please ensure your risk factor disclosures in your risks related to regulation section starting on page 10 is consistent with your disclosures in this section. For example, we note that your risk factor disclosure on page 10 does not appear to discuss any risks related to the “E-Commerce Law of the PRC,” which you refer to here. Further, your risk factor disclosure provides that the PRC imposes currency conversion restrictions, yet you do not discuss the relevant regulations related to currency restrictions in this section. Please revise to clarify or otherwise reconcile your disclosures.

●	Finally, please ensure your disclosure in this section covers all relevant PRC and Heilongjiang Province regulations, including regulations relating to foreign investment, consumer protection, and PRC laws and regulations pertaining to the internet industry. With regard to PRC laws and regulations related to the internet industry, we note that the PRC extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. In this regard, we note that a substantial amount of your business appears to be composed of sales on an online trading platform service.

Response to Comment 8:

As requested, we have revised the disclosure at page 10, 22, 24, 25, 26 and 27 of the prospectus to disclose the risks and costs of compliance with all regulations that have a material impact on our business. We believe that our disclosure now encompasses all regulations that have a material impact on our business. In addition, according to the Foreign Investment Law of the PRC and the Catalogue and the Negative List issued by The Ministry of Commerce of the People’s Republic of China (“MOFCOM”) and the National Development and Reform Commission (“NDRC”), any industry not listed on the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The Company’s sale and distribution of fresh produce and fast-moving consumer goods online and offline are not included in the Negative List.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Zhao Wenjing
Zhao Wenjing
Chief Executive Officer

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